Exhibit 99.1

WEBUY GLOBAL LTD Expands Second Collaboration with CTG MICE Service Company Limited on AI Travel Devices

Singapore, January 12, 2026 – WEBUY GLOBAL LTD (Nasdaq: WBUY) (the “Company” or “Webuy”) today announced an expanded collaboration with CTG MICE Service Company Limited, a subsidiary of China Tourism Group, to support the planned deployment of its AI-powered smart travel guide devices across major museums and cultural attractions in China.

China is one of the world’s largest tourism markets. According to the Ministry of Culture and Tourism of the People’s Republic of China, China recorded approximately 5.62 billion domestic trips and received about 131.9 million inbound visitors in 2024, with domestic tourism spending reaching approximately RMB 5.75 trillion (approximately US$790 billion). With approximately 660,000 licensed tour guides and over 16,000 museums and A-level tourist attractions, the market presents a significant opportunity for scalable, technology-enabled travel guidance.

Designed for real-world travel environments, the Company’s AI smart travel guide device delivers a natural, hands-free experience. It features a high-capacity 8,000mAh battery for all-day use and portable charging, a dedicated push-to-talk button with wired headset for seamless interaction, and advanced voiceprint recognition with near-field audio capture to ensure accurate communication in crowded settings.

Powered by an open AI operating system and connected to the Company’s proprietary travel database via the MCP protocol, the device provides personalized, itinerary-aware guidance — answering questions such as where to go next, how to plan the day, and what to wear based on local weather — effectively acting as a personal AI tour guide throughout the journey.

“This collaboration lays the foundation for the deployment intelligent, scalable travel guidance across one of the world’s largest tourism ecosystems,” said Vincent Xue Bin, CEO of WEBUY GLOBAL LTD, “By combining dedicated AI hardware, proprietary travel intelligence, and strong institutional partnerships, we are positioning this platform for long-term adoption and growth.”

About WEBUY GLOBAL LTD

WEBUY GLOBAL LTD (Nasdaq: WBUY) is a technology-driven platform transforming social commerce and travel services across Southeast Asia. The Company provides curated travel experiences, cross-border tour services, and region-wide travel solutions for customers in Indonesia, Singapore, and international markets. Webuy is focused on building an integrated travel ecosystem powered by innovation, service quality, and regional partnerships.

For more information, visit www.webuy.global.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports its files with the U.S. Securities and Exchange Commission (the “Commission”) before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor & Media Contact:

WEBUY GLOBAL LTD
Email: ir@webuy.global